FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Table of Contents

Item

1.	Fourth Quarter Earnings Report

2.	December 2012 Financial Statements in English

IMPORTANT NOTICE

Santander-Chile is a Chilean bank and maintains its financial books and records in Chilean pesos. The consolidated interim unaudited financial statements included in this report have been prepared in accordance with Chilean accounting principles issued by the Superintendency of Banks and Financial Institutions "Chilean Bank GAAP" and the "SBIF," respectively). The accounting principles issued by the SBIF are substantially similar to IFRS but there are some exceptions. Therefore, the unaudited financial statements included in this 6K have some differences compared to the financial statements filed in our Annual Report on Form 20-F for the year ended December 31, 2011 (the "Annual Report"). For further details and a discussion on main differences between Chilean Bank GAAP and IFRS refer to "Item 5. Operating and Financial Review and Prospects. —A. Accounting Standards Applied in 2011" of our Annual Report.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: February 13, 2012

BANCO SANTANDER CHILE

FOURTH QUARTER 2012

EARNINGS REPORT

CONTACT INFORMATION	Santiago, Chile
Robert Moreno	Tel: (562) 2320-8284
Manager, Investor Relations Department	Fax: (562) 2671-6554
Banco Santander Chile	Email: rmorenoh@santander.cl
Bandera 140 Piso 19	Website: www.santander.cl

SECTION 1: SUMMARY OF RESULTS

4Q12 net income rises 124.3% QoQ and 11.0% YoY.

In 4Q12, Net income attributable to shareholders totaled Ch$113,402 million (Ch$0.60 per share and US$0.50/ADR). Compared to 3Q12 (from now on QoQ), net income increased 124.3%. Compared to 4Q11 (from now on YoY) net income increased 11.0%. During the quarter, the Bank saw an important QoQ improvement in profitability as loan growth accelerated, the funding mix improved, margins rose in line with higher inflation and provision expenses declined, following the non-recurring charges recognized in 3Q12.

ROE reaches 21.6% in 4Q12

ROAE in the quarter reached 21.6%. Core capital reached 10.7% as of December 31, 2012 and the Bank’s BIS ratio reached 13.7% at the same date.

Positive evolution of margins in the quarter

In 4Q12, Net interest income increased 18.5% QoQ. The Net interest margin (NIM) in 4Q12 reached 5.5% compared to 4.7% in 3Q12 and 5.3% in 4Q11. Inflation rebounded from -0.16% in 3Q12 to 1.11% in 4Q12 and this drove the strong QoQ rise in net interest income. Compared to 4Q12 net interest income increased 7.2% in line with loan growth.

Loan growth accelerating in segments the Bank has targeted for growth

In 4Q12, total loans increased 2.0% QoQ. In the quarter, loan growth continued to accelerate in the markets the Bank is targeting the most: high-income individuals, SMEs and middle market of companies. Loans in these combined markets increased 2.9% QoQ and 9.6% YoY. Loans to high-income individuals increased 2.1% QoQ. Lending to SMEs (defined as companies that sell less than Ch$1,200 million per year) expanded 3.3% QoQ, reflecting the Bank’s consistent focus on this segment. In the quarter, the Bank also focused its loan growth in the middle-market companies segment (companies with annual sales between Ch$1,200 million and Ch$10,000 million per year), which increased 3.9% QoQ.

Investor Relations Department	2
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Solid growth of non-interest bearing demand deposits

Total deposits were flat QoQ and grew 5.6% YoY. In the quarter and throughout 2012, the Bank has focused on increasing its core deposits (demand deposits and time deposits from non-institutional sources), while reducing our dependence on institutional deposits that tend to be more expensive. As a result, at year-end 2012 total non-interest bearing demand deposits increased 8.0% QoQ and 12.6% YoY. This has improved the Bank’s funding mix, as core deposits tend to be cheaper and more stable than other sources of funding.

Provision expense decreases 24.3% QoQ

Net provision for loan losses in 4Q12 decreased 24.3% QoQ and increased 4.4% YoY. Net provision expense in consumer loans decreased 24.4% QoQ and increased 6.3% YoY. In 3Q12, the Bank recalibrated the consumer loan-provisioning model that increased the minimum provision set aside for renegotiated consumer loans. Excluding this effect, the QoQ decline in provision expense was 4.6% in 4Q12.

Cost growth moderates as key projects advance

Operating expenses in 4Q12 increased 4.0% QoQ and 7.0% YoY as the Bank continued with its projects of investing in a new Client Relationship Management system and the Transformation Initiatives aimed at enhancing productivity in retail banking. The efficiency ratio reached 40.0% in 4Q12 compared to 42.4% in 3Q12 and 38.5% in 4Q11. Operating expense growth has been decelerating in recent quarters as headcount has remained stable and the different productivity initiatives implemented since 2011 are starting to produce results.

In 2012, Santander Chile’s ROE reached 18.9% with an efficiency ratio of 40.0%

In 2012 (12M11), Net income attributable to shareholders1 totaled Ch$387,967 million (Ch$2.06 per share and US$1.72/ADR2) and decreased 10.8% compared to net income achieved in 2011. ROE reached 18.9% in 12M11, among the highest returns in the Chilean financial system. The Efficiency ratio in 12M12 reached 40.0%, one of the best in Chile.

1	The results in this report are unaudited and are reported according to Chilean Bank GAAP.
2	Earnings per ADR was calculated using the Observed Exchange Rate of Ch$478.6 per US$ as of December 31, 2012.

Investor Relations Department	3
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Banco Santander Chile: Summary of Quarterly Results

	Quarter			Change %
(Ch$ million)	4Q12	3Q12	4Q11	4Q12 / 4Q11	4Q12 / 3Q12
Net interest income	282,991	238,731	264,146	7.1%	18.5%
Fee income	66,837	67,037	68,406	(2.3)%	(0.3)%
Core revenues	349,828	305,768	332,552	5.2%	14.4%
Financial transactions, net	18,134	19,222	15,927	13.9%	(5.7)%
Provision expense	(90,387)	(119,459)	(86,607)	4.4%	(24.3)%
Operating expenses	(141,059)	(135,665)	(131,815)	7.0%	4.0%
Operating income, net of provisions and costs	136,516	69,866	130,057	5.0%	95.4%
Other operating & Non-op. Income	(23,114)	(19,303)	(27,936)	(17.3)%	19.7%
Net income attributable to shareholders	113,402	50,563	102,121	11.0%	124.3%
Net income/share (Ch$)	0.60	0.27	0.54	11.0%	124.3%
Net income/ADR (US$)[1]	0.50	0.23	0.42	21.0%	120.5%
Total loans	18,876,079	18,503,174	17,347,094	8.8%	2.0%
Deposits	14,082,232	14,088,770	13,334,929	5.6%	(0.0)%
Shareholders’ equity	2,135,660	2,058,231	2,001,222	6.7%	3.8%
Net interest margin	5.5%	4.7%	5.3%
Efficiency ratio	40.0%	42.4%	38.5%
Return on average equity[2]	21.6%	9.9%	20.8%
NPL / Total loans[3]	3.17%	3.04%	2.95%
Coverage NPLs	92.0%	98.3%	102.4%
Risk index[4]	2.91%	2.98%	3.02%
Cost of credit[5]	1.92%	2.58%	2.00%
Core capital ratio	10.7%	10.6%	11.0%
BIS ratio	13.7%	13.9%	14.7%
Branches	503	496	499
ATMs	2,001	1,966	1,920
Employees	11,713	11,692	11,566

1.	The change in earnings per ADR may differ from the change in earnings per share due to exchange rate movements. Earnings per ADR was calculated using the Observed Exchange Rate Ch$478.6 per US$ as of Dec. 31, 2012.
2.	Annualized Quarterly net income attributable to shareholders / Average equity attributable to shareholders in the quarter.

3.	NPLs: Non-performing loans: full balance of loans with one installment 90 days or more overdue.
4.	Risk Index: Loan loss allowances / Total loans: measures the percentage of loans the banks must provision for given their internal models and the Superintendency of Banks guidelines.

5.	Cost of credit: Provision expenses annualized divided by total loans.

Investor Relations Department	4
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 2: BALANCE SHEET ANALYSIS

LOANS

Loan growth accelerating in the markets the Bank has targeted for growth

Loans	Quarter ended,			% Change
(Ch$ million)	Dec-12	Sep-12	Dec-11	Dec. 12 / Dec. 11	Dec. 12 / Sept. 12
Total loans to individuals[1]	9,723,801	9,613,857	9,289,345	4.7%	1.1%
Consumer loans	3,115,477	3,039,998	2,943,846	5.8%	2.5%
Residential mortgage loans	5,271,581	5,208,217	5,115,663	3.0%	1.2%
SMEs	2,836,695	2,745,928	2,560,736	10.8%	3.3%
Total retail lending	12,560,496	12,359,785	11,850,081	6.0%	1.6%
Institutional lending	356,465	355,119	355,199	0.4%	0.4%
Middle-Market & Real estate	4,072,191	3,918,324	3,650,709	11.5%	3.9%
Corporate	1,858,116	1,874,749	1,494,752	24.3%	(0.9)%
Total loans [2]	18,876,079	18,503,174	17,347,094	8.8%	2.0%

1.	Includes consumer loans, residential mortgage loans and other commercial loans to individuals.
2.	Total loans gross of loan loss allowances. Total loans include other non-segmented loans and excludes interbank loans.

In 4Q12, total loans increased 2.0% QoQ and 8.8% YoY. In the quarter, loan growth continued to accelerate in the markets the Bank is targeting the most: high-income individuals, SMEs and middle market of companies. Loans in these combined markets increased 2.9% QoQ and 9.6% YoY. This is in line with the Bank’s strategy for 2013 of expanding loan volumes with a clear focus on spreads, net of provisions.

Loans to individuals, which include consumer, mortgage and commercial loans to individuals, increased of 1.1% QoQ in 3Q12 and 4.7% YoY. In the quarter, the Bank focused on expanding its loan portfolio in higher income segments, while remaining more selective in the mass consumer market. Loans to high-income individuals increased 2.1% QoQ in comparison to a decrease of 1.3% QoQ in the low-income segment. In the middle-income segment, loans decreased 0.7% QoQ. By products, total consumer loans increased 2.5% QoQ (5.8% YoY) and residential mortgage loans expanded 1.2% QoQ (3.0% YoY). The Bank has reduced the growth rate of this product due to profitability concerns by implementing stricter admissions policies since 2Q12 such as limiting loan to value levels at origination. Lending to SMEs (defined as companies that sell less than Ch$1,200 million per year) expanded 3.3% QoQ (10.8% YoY), reflecting the Bank’s consistent focus on this segment.

Investor Relations Department	5
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

In 4Q12, the Bank also focused its loan growth in the middle-market segment (companies with annual sales between Ch$1,200 million and Ch$10,000 million per year), which increased 3.9% QoQ and 11.5% YoY. This segment continues to show healthy loan demand given the high level of investment in the Chilean economy, which is expected to reach approximately 26% of GDP in 2012 and 2013. This segment is also generating more and more business volumes in other areas such as cash management and treasury services.

In the large corporate segment (companies with sale over Ch$10,000 million per year or that are part of a large foreign or local economic group), loans decreased 0.9% QoQ. The sharp turn-around in the cost of external funding for companies throughout the second half of 2012 resulted in lower local loan demand from these clients and pre-payment of some large corporate loans. The Bank’s non-lending business with these clients, especially cash management services continues to thrive.

FUNDING

Non-interest bearing deposits grow 8.0% QoQ, reflecting the Bank’s focus on core deposits

Funding	Quarter ended,			% Change
(Ch$ million)	Dec-12	Sep-12	Dec-11	Dec. 12 / Dec. 11	Dec. 12 / Sept. 12
Demand deposits	4,970,019	4,601,160	4,413,815	12.6%	8.0%
Time deposits	9,112,213	9,487,610	8,921,114	2.1%	(4.0)%
Total deposits	14,082,232	14,088,770	13,334,929	5.6%	(0.0)%
Mutual funds (off-balance sheet)	2,713,776	3,080,130	2,941,773	(7.8)%	(11.9)%
Total customer funds	16,796,008	17,168,900	16,276,702	3.2%	(2.2)%
Loans to deposits[1]	101.6%	98.7%	95.4%

1. (Loans - marketable securities that fund mortgage loans) / (Time deposits + demand deposits).

Customer funds (deposits + mutual funds) decreased 2.2% QoQ and increased 3.2% YoY. Total deposits were flat QoQ and grew 5.6% YoY. In the quarter and throughout 2012, the Bank has focused on increasing its core deposits (demand deposits and time deposits from non-institutional sources), while reducing dependence on institutional deposits that tend to be more expensive. As a result, at year-end 2012 total non-interest bearing demand deposits increased 8.0% QoQ and 12.6% YoY. This has improved the Bank’s funding mix, as non-institutional deposits tend to be cheaper and more stable than other sources of funding.

Assets under management decreased 11.9% mainly because of QoQ decline in money market funds in the month of December due to inflation volatility in the local market. We expect this business to continue to be volatile in line with general market trends.

Investor Relations Department	6
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SHAREHOLDERS’ EQUITY AND REGULATORY CAPITAL

Core capital ratio at 10.7% and ROAE reached 21.6% in the quarter

Shareholders' Equity	Quarter ended,			Change %
(Ch$ million)	Dec-12	Sep-12	Dec-11	Dec. 12 / Dec. 11	Dec. 12 / Sept. 12
Capital	891,303	891,303	891,303	0.0%	0.0%
Reserves	976,561	976,561	51,539	1794.8%	0.0%
Valuation adjustment	(3,781)	(1,828)	2,832	—%	—%
Retained Earnings:	271,577	192,195	1,055,548	(74.3)%	41.3%
Retained earnings prior periods	0	0	750,989	—%	—%
Income for the period	387,967	274,565	435,084	(10.8)%	41.3%
Provision for mandatory dividend	(116,390)	(82,370)	(130,525)	(10.8)%	41.3%
Equity attributable to shareholders	2,135,660	2,058,231	2,001,222	6.7%	3.8%
Non-controlling interest	34,265	33,485	33,801	1.4%	2.3%
Total Equity	2,169,925	2,091,716	2,035,023	6.6%	3.7%
Quarterly ROAE	21.6%	9.9%	20.8%

Shareholders’ equity totaled Ch$2,153,660 million (US$4.5 billion) as of December 31, 2012. Core capital reached 10.7% as of December 31, 2012 and the Bank’s BIS ratio reached 13.7% at the same date. ROAE in the quarter reached 21.6% and 18.9% for the whole 2012. Voting common shareholders’ equity is the sole component of our Tier I capital. Tier II declined in the quarter as some subordinated bonds came due in the quarter.

Capital Adequacy	Quarter ended,			Change %
(Ch$ million)	Dec-12	Sep-12	Dec-11	Dec. 12 / Dec. 11	Dec. 12 / Sept. 12
Tier I (Core Capital)	2,135,660	2,058,231	2,001,222	6.7%	3.8%
Tier II	599,656	642,650	686,171	(12.6)%	(6.7)%
Regulatory capital	2,735,316	2,700,881	2,687,393	1.8%	1.3%
Risk weighted assets	19,940,397	19,479,092	18,243,142	9.3%	2.4%
Tier I (Core capital) ratio	10.7%	10.6%	11.0%
BIS ratio	13.7%	13.9%	14.7%

Investor Relations Department	7
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 3: ANALYSIS OF QUARTERLY INCOME STATEMENT

NET INTEREST INCOME

Client margins remain stable. Higher inflation and the improved funding mix drives NIMs

Net Interest Income / Margin	Quarter			Change %
(Ch$ million)	4Q12	3Q12	4Q11	4Q12 / 4Q11	4Q12 / 3Q12
Client net interest income[1]	273,022	274,076	261,348	4.5%	(0.4)%
Non-client net interest income[2]	9,969	(35,345)	2,798	256.2%	(128.2)%
Net interest income	282,991	238,731	264,146	7.1%	18.5%
Average interest-earning assets	20,762,771	20,410,407	19,836,214	4.7%	1.7%
Average loans	18,666,166	18,546,119	17,494,801	6.7%	0.6%
Interest earning asset yield[3]	10.1%	8.0%	10.0%
Cost of funds[4]	4.7%	3.3%	4.8%
Client net interest margin[5]	5.9%	5.9%	6.0%
Net interest margin (NIM)[6]	5.5%	4.7%	5.3%
Avg. equity + non-interest bearing demand deposits / Avg. interest earning assets	32.8%	32.5%	32.0%
Quarterly inflation rate[7]	1.11%	(0.16)%	1.28%
Central Bank reference rate	5.00%	5.00%	5.25%
Avg. 10 year Central Bank yield (real)	2.45%	2.42%	2.61%

1. Client net interest income is mainly net interest income from the from all client activities such as loans and deposits minus the internal transfer rate. See footnote 3 at the end of this page.

2. Non-client interest income is net interest income mainly from the Bank’s ALCO positions and treasury. See footnote 3 at the end of this page.

3. Interest income divided by interest earning assets.

4. Interest expense divided by interest bearing liabilities + demand deposits.

5. Client net interest income annualized divided by average loans

6. Net interest income divided by average interest earning assets annualized.

7. Inflation measured as the variation of the Unidad de Fomento in the quarter.

In 4Q12, Net interest income increased 18.5% QoQ and 7.1% YoY. The Net interest margin (NIM) in 4Q12 reached 5.5% compared to 4.7% in 3Q12 and 5.3% in 4Q11. In order to improve the explanation of margins, we have divided the analysis of net interest income between client interest income3 and non-client net interest income.

3 In order to explain better the evolution of net interest income, we have divided net interest income between client net interest income and non-client net interest income. Client net interest income is net interest income from all client activities such as loans and deposits minus the internal transfer rate. Non-client interest income is net interest income from Bank’s inflation gap, the financial cost of hedging, the financial cost of the Bank’s structural liquidity position, net interest income from treasury positions and the interest expense of the Bank’s financial investments classified as trading, since interest income from this portfolio is recognized as financial transactions net.

Investor Relations Department	8
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Client net interest income. In 4Q12 client net interest income was flat QoQ and increased 4.5% YoY. Average loans increased 0.6% QoQ and 6.7% YoY. Client net interest margin (defined as client net interest income divided by average loans) reached 5.9% in 4Q12 compared to 5.9% in 3Q12 and 6.0% in 4Q11. The improved funding mix and stable pricing policies has kept client margins relatively unchanged since the second half of 2011.

Non-client net interest income. The volatility of our total net interest margin and income is mainly due to the quarterly fluctuations of inflation. In 4Q12, the variation of the Unidad de Fomento (an inflation indexed currency unit), was 1.11% compared to deflation of 0.16% in 3Q12 and inflation of 1.28% in 4Q11. It is important to point out that the Bank has more assets than liabilities linked to inflation and, as a result, margins have a positive sensitivity to variations in inflation. The gap between assets and liabilities indexed to the UF averaged approximately US$7 billion in 4Q12. Therefore, the QoQ rise in inflation explains the sharp rise in non-client net interest income in 4Q12 compared to 3Q12. Despite lower inflation in 4Q12 compared to 4Q11, the Bank’s non-client margins increased due to the improved funding mix and lower negative carry from our structural liquidity position, which has reached more normalized levels, following the sharp rise in structural liquidity at year-end 2011.

For 2013, the evolution of margins should reflect various factors. Client margins should remain relatively stable as the Bank continues to focus on retail lending. Inflation in 2013 is expected to reach 3.0%, which is positive for margins, but inflation in 1Q13 should be considerably lower than in 4Q12 and 1Q12. In 2013, the negative effects of possible regulations regarding maximum rates may have a negative impact on margins. The final law regulating this change is still being discussed in Congress and there is no clarity as to when it will be approved. To counterbalance this we expect: (1) healthier loan growth both in terms of volumes and in terms of margins, post provision expense and, (2) an improved funding mix via healthy growth of core deposits.

Investor Relations Department	9
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

PROVISION FOR LOAN LOSSES AND ASSET QUALITY

Net provision expense normalizing following non-recurring charge in 3Q12

Provision for loan losses	Quarter			Change %
(Ch$ million)	4Q12	3Q12	4Q11	4Q12 / 4Q11	4Q12 / 3Q12
Gross provisions	1,720	(32,952)	(9,548)	(118.0)%	(105.2)%
Charge-offs	(102,882)	(96,256)	(96,866)	6.2%	6.9%
Gross provisions and charge-offs	(101,162)	(129,208)	(106,414)	(4.9)%	(21.7)%
Loan loss recoveries	10,775	9,749	19,807	(45.6)%	10.5%
Net provisions for loan losses	(90,387)	(119,459)	(86,607)	4.4%	(24.3)%
Total loans[1]	18,876,079	18,503,174	17,347,094	8.8%	2.0%
Total reserves (RLL)	550,122	552,138	523,687	5.0%	(0.4)%
Non-performing loans[2] (NPLs)	597,767	561,730	511,357	16.9%	6.4%
NPLs commercial loans	320,461	307,658	251,881	27.2%	4.2%
NPLs residential mortgage loans	159,802	149,936	152,911	4.5%	6.6%
NPLs consumer loans	117,504	104,136	106,565	10.3%	12.8%
Cost of credit[3]	1.94%	2.58%	1.98%
Risk index[4] (RLL / Total loans)	2.91%	2.98%	3.02%
NPL / Total loans	3.17%	3.04%	2.95%
NPL / Commercial loans	3.06%	3.00%	2.71%
NPL / Residential mortgage loans	3.03%	2.88%	2.99%
NPL / consumer loans	3.77%	3.43%	3.62%
Coverage of NPLs[5]	92.0%	98.3%	102.4%
Coverage of NPLs ex-mortgage[6]	117.4%	125.2%	136.2%
Coverage of commercial NPLs	78.3%	80.0%	97.3%
Coverage of residential mortgage NPLs	22.5%	24.5%	23.3%
Coverage of consumer NPLs	224.0%	258.6%	228.1%

1.	Excludes interbank loans.
2.	NPLs: Non-performing loans: full balance of loans with one installment 90 days or more overdue.
3.	Cost of credit: Quarterly provision expense annualized divided by average loans
4.	Risk Index: Loan loss allowances / Total loans; measures the percentage of loans the banks must provision for given their internal models and the Superintendency of Banks guidelines.
5.	Loan loss allowances / NPLs.
6.	Loan loss reserves of commercial + consumer loans divided by NPLs of commercial and consumer loans

Investor Relations Department	10
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Net provision for loan losses in the quarter totaled Ch$90,387 million a decrease of 24.3% QoQ and an increase of 4.4% YoY. The net provision expense by loan product was as follows:

Net provisions for loan losses by segment	Quarter			Change %
(Ch$ million)	4Q12	3Q12	4Q11	4Q12 / 4Q11	4Q12 / 3Q12
Commercial loans	(19,000)	(30,791)	(34,428)	(44.8)%	(38.3)%
Residential mortgage loans	(7,777)	(4,488)	7,685	—%	73.3%
Consumer loans	(63,610)	(84,180)	(59,864)	6.3%	(24.4)%
Net provisions for loan losses	(90,387)	(119,459)	(86,607)	4.4%	(24.3)%

Net provision expense in consumer loans decreased 24.3% QoQ and increased 6.3% YoY. In 3Q12, the Bank recalibrated the consumer loan-provisioning model that increased the minimum provision set aside for renegotiated consumer loans. As a result, gross provision expenses in 3Q12 includes a non-recurring provision expense of Ch$24,753 million. Excluding this charge, the QoQ decline in provision expense was 4.6%.

In 2012, the Bank implemented a series of measures to stabilize provision expense and the cost of credit. The most important changes were:

(i)	Tightening of admission and approval policies in consumer lending. This mainly consisted of incrementing minimum debt servicing levels for loan approvals and restricting growth with clients with no history of positive credit bureau information. This has resulted in a positive evolution of the consumer loan vintage rates. Despite the rise in NPLs in consumer loans in 4Q compared to 3Q, the credit quality of the loans originated under the stricter admissions policies is beginning to have a positive impact on asset quality.

(ii)	Restricting renegotiation policies and strengthening our collection efforts. This, on the one hand, resulted in an increase in charge-offs and NPLs, but at the same time a rise in consumer loan loss recoveries. These increased 6.1% QoQ and 140.4% YoY in 4Q12.

Investor Relations Department	11
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Provision expense for mortgage residential loans increased 73.3% QoQ. Mortgage loan NPLs reached 3.0% in 4Q12 compared to 2.9% in 3Q12. Including collateral, the coverage of residential mortgage NPLs reached 112.5%. In 4Q11, the Bank recognized an extraordinary recovery of Ch$15bn from the mortgage portfolio and this explains the difference in provision expenses in this product between 4Q12 and 4Q11. The Bank, since the end of the first half of 2012, has been enforcing stricter loan to value requisites at origination as a precautionary measure.

Provision expense in commercial loans decreased 38.3% QoQ as some problem loans in the middle-market were paid. As a reminder, in 4Q11, the Bank upgraded its provisioning model for loans to SMEs (See Annex 1 of the 4Q11 Earnings Report). This signified a one-time charge of Ch$16.6 billion in 4Q11 and this explains the 44.8% decrease in commercial provision expenses between 4Q12 and 4Q11. Commercial loan NPLs reached 3.1% in 4Q12 compared to 3.0% in 3Q12. The rise in NPLs in commercial loans is mainly due to an increase in NPLs in SMEs, which has been the fastest growing segment. The Bank experienced a rise in NPLs mainly among SME loans granted through the government’s guarantee program designed to aid the entrance of SME to the banking market. Therefore, the rise in NPLs does not necessarily imply a rise in losses as these loans are guaranteed by the state. For this reason, coverage ratio of commercial loan NPLs has fallen to 76.5% in the quarter while the Bank’s risk index has remained stable at 2.9% We expect a similar trend in 2013 in SME NPLs, risk index and coverage ratios.

Coverage of total NPLs in 4Q12 reached 92.0% compared to 98.3% in 3Q12 and 102.4% in 4Q11. Excluding residential mortgage loans that have a lower coverage ratio due to the value of residential property collateral, the coverage ratio reached a 117%.

Investor Relations Department	12
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

NET FEE INCOME

Lower business activity in retail banking lowers fee income

Fee Income	Quarter			Change %
(Ch$ million)	4Q12	3Q12	4Q11	4Q12 / 4Q11	4Q12 / 3Q12
Credit, debit & ATM card fees	12,174	13,104	14,274	(14.7)%	(7.1)%
Collection fees	9,402	14,819	15,417	(39.0)%	(36.6)%
Insurance brokerage	8,160	8,138	7,722	5.7%	0.3%
Asset management	8,047	8,270	7,690	4.6%	(2.7)%
Guarantees, pledges and other contingent operations	7,457	7,222	6,540	14.0%	3.2%
Checking accounts	7,024	7,143	7,365	(4.6)%	(1.7)%
Lines of credit	2,201	2,228	2,738	(19.6)%	(1.1)%
Fees from brokerage and custody of securities	1,947	2,353	2,194	(11.3)%	(17.3)%
Other Fees	10,425	3,760	4,466	133.4%	177.4%
Total fees	66,837	67,037	68,406	(2.3)%	(0.3)%

Net fee income decreased 0.3% QoQ and 2.3% YoY. The Bank continued to increase its client base and cross-selling indicators, especially in the middle-upper income segments while limiting client growth in the mass consumer segment. This was partially offset by positive fee growth from our corporate banking unit.

The Bank’s total client base has increased 4.1% in the past twelve-months and the amount of cross-sold clients in all segments, excluding Banefe, has risen 5.2% YoY. This was offset by a decline in Banefe clients, as the Bank reduced its exposure to clients with unhealthy financial behavior. This also had a short-term impact on certain fess in the quarter, specifically credit card, checking account and line of credit fees. The fall in collection fees was mainly due to lower growth in mortgage loans. Collection fees for residential mortgage loan insurance are recognized in this line item. In January 2013, the new fee structure for residential mortgage loan insurance becomes effective, which should lower collection fees from mortgage insurance in 2013.

Cross-sold: For clients in Banefe cross-sold clients are clients with at least two products, one of which is a loan product plus direct deposit. In the Bank, excluding Banefe, a cross-sold client uses at least 4 products.

The Bank’s Transformation Plan continues to be implemented which should help bolster fees in 2013. This is the largest overhaul and reorganization of the Bank’s middle and lower income business segments in the last decade. The installation of the new CRM, a corner-piece of this initiative, is starting to improve the Bank’s client service indicators and productivity.

Investor Relations Department	13
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

NET RESULTS FROM FINANCIAL TRANSACTIONS

Positive quarter in Corporate Banking

Financial Transactions*	Quarter			Change %
(Ch$ million)	4Q12	3Q12	4Q11	4Q12 / 4Q11	4Q12 / 3Q12
Net income from financial operations	(31,138)	(19,161)	17,322	—%	62.5%
Foreign exchange profit (loss), net	49,272	38,383	(1,395)	—%	28.4%
Net results from financial transactions	18,134	19,222	15,927	13.9%	(5.7)%

* These results mainly include the mark-to-market of the Available for sale investment portfolio, realized and unrealized gains of Financial investments held for trading, the interest revenue generated by the Held for trading portfolio, gains or losses from the sale of charged-off loans and the mark-to-market of derivatives. The results recorded as Foreign exchange profits (loss), net mainly includes the translation gains or losses of assets and a liability denominated in foreign currency.

Net results from financial transactions totaled a gain of Ch$18,134 million in 4Q12, a 5.7% QoQ decrease and a 13.9% YoY increase. In order to understand more clearly these line items, we present them by business area in the table below.

Financial Transactions	Quarter			Change %
(Ch$ million)	4Q12	3Q12	4Q11	4Q12 / 4Q11	4Q12 / 3Q12
Santander Global Connect[1]	14,051	9,467	15,281	(8.0)%	48.4%
Market-making	7,592	8,659	5,931	28.0%	(12.3)%
Client treasury services	21,643	18,126	21,212	2.0%	19.4%
Non-client treasury income	(3,509)	1,096	(5,286)	(33.6)%	—%
Net results from financial transactions	18,134	19,222	15,927	13.9%	(5.7)%

1. Santander Global Connect is the Bank’s commercial platform for selling treasury products to our clients.

Client treasury services totaled Ch$21,643 million in 4Q12 and increased 19.4% QoQ and 2.0% YoY. 4Q12 was a positive quarter for our Corporate banking unit in general with good core deposit growth, positive fee generation and a good quarter in client treasury services, reflecting the general positive business environment in Chile. Non-client treasury services recorded a loss of Ch$3,509 million, mainly reflecting the rise in long-term interest rates as inflation rebounded. This had a negative mark-to-mark impact on the Bank’s liquidity portfolio comprised mainly of Central Bank instruments.

Investor Relations Department	14
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

OPERATING EXPENSES AND EFFICIENCY

Cost growth moderates as key project begin to have an impact on efficiency

Operating Expenses	Quarter			Change %
(Ch$ million)	4Q12	3Q12	4Q11	4Q12 / 4Q11	4Q12 / 3Q12
Personnel expenses	(76,882)	(75,561)	(73,233)	5.0%	1.7%
Administrative expenses	(48,127)	(46,053)	(44,747)	7.6%	4.5%
Depreciation, amortization and impairment	(16,050)	(14,051)	(13,835)	16.0%	14.2%
Operating expenses	(141,059)	(135,665)	(131,815)	7.0%	4.0%
Branches	503	496	499	0.8%	1.4%
ATMS	2,001	1,966	1,920	4.2%	1.8%
Employees	11,713	11,692	11,566	1.3%	0.2%
Efficiency ratio[1]	40.0%	42.4%	38.5%

1.	Operating expenses / Operating income. Operating income = Net interest income + Net fee income+ Net results from Financial transactions + Other operating income and expenses.

Operating expenses in 4Q12 increased 4.0% QoQ and 7.0% YoY. The efficiency ratio reached 40.0% in 4Q12 compared to 42.4% in 3Q12 and 38.5% in 4Q11. The 1.7% QoQ increase in personnel expenses reflects lower variable incentives paid to personnel. At the same time, headcount was flat QoQ. The 5.0% YoY increase in personnel expenses in 4Q12 reflects the 1.3% rise in headcount plus the rise in salaries in the year due to inflation plus higher severance payments. As of December 2012, headcount totaled 11,713 employees. Going forward personnel expense should grow at a slower pace than those observed in previous quarters as headcount remain stable and the new IT systems should increase employee productivity.

Administrative expenses increased 4.5% QoQ and 7.6% YoY in 3Q12, as the Bank continued with its projects of investing in a new Client Relationship Management system and the Transformation Initiatives aimed at enhancing productivity in retail banking. In the quarter, the Bank also opened 7 branches and installed 35 new ATMs. Rent expenses have also been rising since the Bank has sold most of its branches and now rents them. Branches are risk weighted at 100% and, therefore, from a capital perspective, it is more efficient to rent them than to own them.

Investor Relations Department	15
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

OTHER INCOME AND EXPENSES

Other Income and Expenses	Quarter			Change %
(Ch$ million)	4Q12	3Q12	4Q11	4Q12 / 4Q11	4Q12 / 3Q12
Other operating income	4,630	8,074	19,047	(75.7)%	(42.7)%
Other operating expenses	(20,268)	(13,008)	(24,989)	(18.9)%	55.8%
Other operating income, net	(15,638)	(4,934)	(5,942)	163.2%	216.9%
Income from investments in other companies	(983)	143	467	(310.5)%	(787.4)%
Income tax expense	(5,711)	(12,276)	(20,907)	(72.7)%	(53.5)%
Income tax rate	4.8%	18.9%	16.8%

Other operating income, net, totaled Ch$ -15,638 million in 4Q12. The higher loss compared to 3Q12 was mainly due to a Ch$5,591 million gain from the sale of 11 branches in the previous quarter. The higher loss compared to 4Q11 was mainly due to Ch$11.1 billion gain recognized from the sale of 8 branches in 4Q11.

The lower income tax rate in 4Q12 was mainly due to the recognition of higher deferred tax assets. Congress approved a law that raised the statutory corporate tax rate to 20% next year and this new rate was applied to deferred taxes, increasing this asset and temporarily lowering the effective tax rate. For the whole of 2012, the Bank paid an effective tax rate of 11.5% and this rate should rise to approximately 18% in 2013. Additionally, for tax purposes, the Bank must revaluate its capital by the consumer price index. Since CPI inflation is expected to rise in 2013, this will result in a tax loss that lowers the Bank’s effective tax rate compared to the statutory rate.

Investor Relations Department	16
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 4: CREDIT RISK RATINGS

International ratings

The Bank has credit ratings from three leading international agencies. In 4Q12, Standard &Poor’s upgraded the sovereign rating of Chile to AA- and Santander Chile’s rating of A was switched from Outlook negative to Outlook stable.

Moody’s (Outlook negative)	Rating
Foreign currency bank deposits	Aa3
Senior bonds	Aa3
Subordinated debt	A1
Bank Deposits in Local Currency	Aa3
Bank financial strength	C+
Short-term deposits	P-1

Standard and Poor’s (Outlook stable)	Rating
Long-term Foreign Issuer Credit	A
Long-term Local Issuer Credit	A
Short-term Foreign Issuer Credit	A-1
Short-term Local Issuer Credit	A-1

Fitch (Outlook negative)	Rating
Foreign Currency Long-term Debt	A+
Local Currency Long-term Debt	A+
Foreign Currency Short-term Debt	F1
Local Currency Short-term Debt	F1
Viability rating	a+

Local ratings:

Our local ratings, the highest in Chile, are the following:

Local ratings	Fitch Ratings	Feller Rate
Shares	1CN1	1CN1
Short-term deposits	N1+	N1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA	AA+
Outlook	Negative	Stable

Investor Relations Department	17
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 5: SHARE PERFORMANCE

As of December 2012

ADR price[4] (US$) 12M12
12/31/12:	28.49
Maximum (12M12):	33.96
Minimum (12M12):	26.10

Market Capitalization:	US$13,422 million
P/E 12 month trailing*:	16.38
P/BV (12/31/12)**:	2.98
Dividend yield***:	3.5%

*	Price as of Dec. 31, 2012 / 12mth. earnings
**	Price as of Dec. 31, 2012 / Book value as of 12/31/12
***	Based on closing price on record date of last dividend payment.

Local share price (Ch$) 12M12
12/31/12:	33.72
Maximum (12M12):	41.00
Minimum (12M12):	31.40

Dividends:
Year paid	Ch$/share	% of previous year earnings
2008:	1.06	65%
2009:	1.13	65%
2010:	1.37	60%
2011:	1.52	60%
2012:	1.39	60%

4 On Oct. 22, 2012, the ratio of common share per ADR was changed from 1,039 shares per ADR to 400 shares per ADR.

Investor Relations Department	18
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

ANNEX 1: BALANCE SHEET

Unaudited Balance Sheet	Dec-12	Dec-12	Dec-11	Dec. 12 / Dec. 11
	US$ths	Ch$ million		% Chg.
Assets
Cash and balances from Central Bank	2,611,285	1,250,414	2,793,701	(55.2)%
Funds to be cleared	1,086,493	520,267	276,454	88.2%
Financial assets held for trading	706,457	338,287	409,763	(17.4)%
Investment collateral under agreements to repurchase	14,604	6,993	12,928	(45.9)%
Derivatives	2,700,662	1,293,212	1,612,869	(19.8)%
Interbank loans	189,051	90,527	87,541	3.4%
Loans, net of loan loss allowances	38,270,767	18,325,957	16,823,407	8.9%
Available-for-sale financial assets	3,813,633	1,826,158	1,661,311	9.9%
Held-to-maturity investments	-	-	-	—%
Investments in other companies	15,901	7,614	8,728	(12.8)%
Intangible assets	182,410	87,347	80,739	8.2%
Fixed assets	338,757	162,214	153,059	6.0%
Current tax assets	21,357	10,227	37,253	(72.5)%
Deferred tax assets	388,869	186,210	147,754	26.0%
Other assets	1,370,367	656,200	546,470	20.1%
Total Assets	51,710,613	24,761,627	24,651,977	0.4%

Liabilities and Equity
Demand deposits	10,379,073	4,970,019	4,413,815	12.6%
Funds to be cleared	595,078	284,953	89,486	218.4%
Investments sold under agreements to repurchase	635,099	304,117	544,381	(44.1)%
Time deposits and savings accounts	19,029,368	9,112,213	8,921,114	2.1%
Derivatives	2,393,570	1,146,161	1,292,148	(11.3)%
Deposits from credit institutions	3,003,034	1,438,003	1,920,092	(25.1)%
Marketable debt securities	9,546,390	4,571,289	4,623,239	(1.1)%
Other obligations	402,237	192,611	176,599	9.1%
Current tax liabilities	1,096	525	1,498	(65.0)%
Deferred tax liability	19,931	9,544	5,315	79.6%
Provisions	461,508	220,993	230,290	(4.0)%
Other liabilities	712,695	341,274	398,977	(14.5)%
Total Liabilities	47,179,079	22,591,702	22,616,954	-0.1%

Equity
Capital	1,861,341	891,303	891,303	0.0%
Reserves	2,039,388	976,561	51,539	1794.8%
Unrealized gain (loss) Available-for-sale financial assets	(7,896)	(3,781)	2,832	(233.5)%
Retained Earnings:	567,144	271,577	1,055,548	(74.3)%
Retained earnings previous periods	-	-	750,989	—%
Net income	810,206	387,967	435,084	(10.8)%
Provision for mandatory dividend	(243,062)	(116,390)	(130,525)	(10.8)%
Total Shareholders' Equity	4,459,977	2,135,660	2,001,222	6.7%
Minority Interest	71,557	34,265	33,801	1.4%
Total Equity	4,531,534	2,169,925	2,035,023	6.6%
Total Liabilities and Equity	51,710,613	24,761,627	24,651,977	0.4%

Figures in US$ have been translated at the exchange rate of Ch$478.85

Investor Relations Department	19
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

ANNEX 2: YEAR-TO-DATE INCOME STATEMENTS

YTD Income Statement Unaudited	Dec-12	Dec-12	Dec-11	Dec. 12 / Dec. 11
	US$ths.	Ch$ million		% Chg.

Interest income	3,948,946	1,890,953	1,768,735	6.9%
Interest expense	(1,771,367)	(848,219)	(796,435)	6.5%
Net interest income	2,177,580	1,042,734	972,300	7.2%
Fee and commission income	752,693	360,427	363,041	(0.7)%
Fee and commission expense	(187,647)	(89,855)	(85,205)	5.5%
Net fee and commission income	565,045	270,572	277,836	(2.6)%
Net income from financial operations	(133,819)	(64,079)	170,857	—%
Foreign exchange profit (loss), net	305,687	146,378	(76,660)	—%
Total financial transactions, net	171,868	82,299	94,197	(12.6)%
Other operating income	41,261	19,758	27,100	(27.1)%
Net operating profit before loan losses	2,955,754	1,415,363	1,371,433	3.2%
Provision for loan losses	(765,797)	(366,702)	(282,527)	29.8%
Net operating profit	2,189,957	1,048,661	1,088,906	(3.7)%
Personnel salaries and expenses	(627,123)	(300,298)	(280,613)	7.0%
Administrative expenses	(382,957)	(183,379)	(166,825)	9.9%
Depreciation and amortization	(117,717)	(56,369)	(53,466)	5.4%
Impairment	(188)	(90)	(116)	(22.4)%
Operating expenses	(1,127,986)	(540,136)	(501,020)	7.8%
Other operating expenses	(135,961)	(65,105)	(66,558)	(2.2)%
Total operating expenses	(1,263,947)	(605,241)	(567,578)	6.6%
Operating income	926,010	443,420	521,328	(14.9)%
Income from investments in other companies	558	267	2,140	(87.5)%
Income before taxes	926,568	443,687	523,468	(15.2)%
Income tax expense	(106,704)	(51,095)	(83,453)	(38.8)%
Net income from ordinary activities	819,864	392,592	440,015	(10.8)%
Net income discontinued operations	-	-	-	—%
Net income attributable to:
Minority interest	9,659	4,625	4,931	(6.2)%
Net income attributable to shareholders	810,206	387,967	435,084	(10.8)%

Figures in US$ have been translated at the exchange rate of Ch$478.85.

Investor Relations Department	20
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

ANNEX 3: QUARTERLY INCOME STATEMENTS

Unaudited Quarterly Income Statement	4Q12	4Q12	3Q12	4Q11	4Q12 / 4Q11	4Q12 / 3Q12
	US$ths.	Ch$mn			% Chg.
Interest income	1,096,205	524,918	407,222	497,457	5.5%	28.9%
Interest expense	(505,225)	(241,927)	(168,491)	(233,311)	3.7%	43.6%
Net interest income	590,980	282,991	238,731	264,146	7.1%	18.5%
Fee and commission income	187,397	89,735	88,817	91,500	(1.9)%	1.0%
Fee and commission expense	(47,819)	(22,898)	(21,780)	(23,094)	(0.8)%	5.1%
Net fee and commission income	139,578	66,837	67,037	68,406	(2.3)%	(0.3)%
Net income from financial operations	(65,027)	(31,138)	(19,161)	17,322	—%	62.5%
Foreign exchange profit (loss), net	102,897	49,272	38,383	(1,395)	—%	28.4%
Total financial transactions, net	37,870	18,134	19,222	15,927	13.9%	(5.7)%
Other operating income	9,669	4,630	8,074	19,047	(75.7)%	(42.7)%
Net operating profit before loan losses	778,098	372,592	333,064	367,526	1.4%	11.9%
Provision for loan losses	(188,758)	(90,387)	(119,459)	(86,607)	4.4%	(24.3)%
Net operating profit	589,339	282,205	213,605	280,919	0.5%	32.1%
Personnel salaries and expenses	(160,555)	(76,882)	(75,561)	(73,233)	5.0%	1.7%
Administrative expenses	(100,505)	(48,127)	(46,053)	(44,747)	7.6%	4.5%
Depreciation and amortization	(33,514)	(16,048)	(14,051)	(13,828)	16.1%	14.2%
Impairment	(4)	(2)	0	(7)	(71.4)%	—%
Operating expenses	(294,579)	(141,059)	(135,665)	(131,815)	7.0%	4.0%
Other operating expenses	(42,326)	(20,268)	(13,008)	(24,989)	(18.9)%	55.8%
Total operating expenses	(336,905)	(161,327)	(148,673)	(156,804)	2.9%	8.5%
Operating income	252,434	120,878	64,932	124,115	(2.6)%	86.2%
Income from investments in other companies	(2,053)	(983)	143	467	—%	—%
Income before taxes	250,381	119,895	65,075	124,582	(3.8)%	84.2%
Income tax expense	(11,926)	(5,711)	(12,276)	(20,907)	(72.7)%	(53.5)%
Net income from ordinary activities	238,455	114,184	52,799	103,675	10.1%	116.3%
Net income discontinued operations	-	-	-	-	—%	—%
Net income attributable to:
Minority interest	1,633	782	2,236	1,554	(49.7)%	(65.0)%
Net income attributable to shareholders	236,822	113,402	50,563	102,121	11.0%	124.3%

Figures in US$ have been translated at the exchange rate of Ch$478.85

Investor Relations Department	21
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

ANNEX 4: QUARTERLY EVOLUTION OF MAIN RATIOS AND OTHER INFORMATION

	Dec-11	Mar-12	Jun-12	Sep-12	Dec-12
(Ch$ millions)
Loans
Consumer loans	2,943,846	2,963,104	2,987,880	3,039,998	3,115,479
Residential mortgage loans	5,115,663	5,162,473	5,221,914	5,208,217	5,271,580
Commercial loans	9,287,585	9,666,504	10,164,678	10,254,959	10,489,019
Total loans	17,347,094	17,792,081	18,374,472	18,503,174	18,876,079
Allowance for loan losses	(523,687)	(522,728)	(518,331)	(552,138)	(550,152)
Total loans, net of allowances	16,823,407	17,269,353	17,856,141	17,951,034	18,325,960

Loans by segment
Individuals	9,289,345	9,376,934	9,534,018	9,613,857	9,723,801
SMEs	2,560,736	2,604,565	2,658,077	2,745,928	2,836,695
Total retail lending	11,850,081	11,981,499	12,192,095	12,359,785	12,560,496
Institutional lending	355,199	347,818	366,862	355,119	356,465
Middle-Market & Real estate	3,650,709	3,692,576	3,848,479	3,918,324	4,072,191
Corporate	1,494,752	1,881,429	2,006,270	1,874,749	1,858,116

Customer funds
Demand deposits	4,413,815	4,566,890	4,624,570	4,601,160	4,970,019
Time deposits	8,921,114	8,825,599	9,913,093	9,487,610	9,112,213
Total deposits	13,334,929	13,392,489	14,537,663	14,088,770	14,082,232
Mutual funds (Off balance sheet)	2,941,773	2,995,292	2,944,482	3,080,130	2,713,776
Total customer funds	16,276,702	16,387,781	17,482,145	17,168,900	16,796,008
Loans / Deposits1	95.4%	98.4%	96.5%	98.7%	101.6%

Average balances
Avg. interest earning assets	19,836,214	20,119,312	20,362,279	20,410,407	20,762,771
Avg. loans	17,494,801	17,537,743	18,127,164	18,546,119	18,666,166
Avg. assets	25,245,472	24,918,317	24,957,219	25,106,995	24,995,661
Avg. demand deposits	4,374,397	4,527,917	4,749,885	4,598,283	4,716,789
Avg equity	1,964,850	2,035,332	2,014,260	2,042,929	2,102,070
Avg. free funds	6,339,246	6,563,249	6,764,145	6,641,212	6,818,859

Capitalization
Risk weighted assets	18,243,142	18,509,191	19,572,225	19,479,092	19,940,397
Tier I (Shareholders' equity)	2,001,222	2,065,994	2,028,612	2,058,231	2,135,660
Tier II	686,171	673,110	659,788	642,650	599,656
Regulatory capital	2,687,393	2,739,104	2,688,401	2,700,881	2,735,316
Tier I ratio	11.0%	11.2%	10.4%	10.6%	10.7%
BIS ratio	14.7%	14.8%	13.7%	13.9%	13.7%

Profitability & Efficiency
Net interest margin	5.3%	5.3%	5.0%	4.7%	5.5%
Efficiency ratio	38.5%	36.8%	41.0%	42.4%	40.0%
Avg. Free funds / interest earning assets	32.0%	32.6%	33.2%	32.5%	32.8%
Return on avg. equity	20.8%	23.3%	21.0%	9.9%	21.6%
Return on avg. assets	1.6%	1.9%	1.7%	0.8%	1.8%

Investor Relations Department	22
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

	Dec-11	Mar-12	Jun-12	Sep-12	Dec-12
Asset quality
Non-performing loans (NPLs)[2]	511,357	519,283	529,869	561,730	597,767
Past due loans[3]	237,573	255,417	284,716	301,250	323,133
Loan loss reserves[4]	523,687	522,728	518,331	552,138	550,152
NPLs / total loans	2.95%	2.92%	2.88%	3.04%	3.17%
PDL / total loans	1.37%	1.44%	1.55%	1.63%	1.71%
Coverage of NPLs (Loan loss allowance / NPLs)	102.41%	100.66%	97.82%	98.29%	92.03%
Coverage of PDLs (Loan loss allowance / PDLs)	220.4%	204.7%	182.1%	183.3%	170.3%
Risk index (Loan loss allowances / Loans)[4]	3.02%	2.94%	2.82%	2.98%	2.91%
Cost of credit (prov. expense / loans)	2.00%	1.76%	1.71%	2.58%	1.92%

Network
Branches	499	499	499	496	503
ATMs	1,920	1,949	1,966	1,966	2,001
Employees	11,566	11,572	11,621	11,692	11,713

Market information (period-end)
Net income per share (Ch$)	0.54	0.63	0.56	0.27	0.60
Net income per ADR (US$)	0.42	0.51	0.44	0.23	0.50
Stock price	37.4	40.54	37.34	33.55	33.72
ADR price	29.1	33.14	29.83	28.2	28.49
Market capitalization (US$mn)	13,728	15,613	14,053	13,285	13,422
Shares outstanding	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1
ADRs (1 ADR = 400 shares)	471.1	471.1	471.1	471.1	471.1

Other Data
Quarterly inflation rate[5]	1.28%	1.07%	0.42%	-0.16%	1.11%
Central Bank monetary policy reference rate (nominal)	5.25%	5.00%	5.00%	5.00%	5.00%
Avg. 10 year Central Bank yield (real)	2.61%	2.45%	2.49%	2.42%	2.45%
Avg. 10 year Central Bank yield (nominal)	5.21%	5.40%	5.58%	5.31%	5.48%
Observed Exchange rate (Ch$/US$) (period-end)	521.46	489.76	509.73	470.48	478.6

1 Ratio = Loans - marketable securities / Time deposits + demand deposits

2 Capital + future interest of all loans with one installment 90 days or more overdue.

3 Total installments plus lines of credit more than 90 days overdue

4 Based on internal credit models and SBIF guidelines. Banks must have a 100% coverage of risk index

5 Calculated using the variation of the Unidad de Fomento (UF) in the period

Investor Relations Department	23
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl